  Exhibit 99.1

Retailer Insights Report Shows Canna Cabana Widening Its Lead Among Canadian Cannabis Retailers

CALGARY, AB, Sept. 22, 2026 /CNW/ -- /CNW/ – High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that its Canadian bricks-and-mortar retail brand, Canna Cabana, ranks first among Canadian cannabis retailers in brand awareness and several key consumer shopping metrics, according to a new report compiled by Rebel & Thorn, a Toronto-based media agency and marketing consultancy.

High Tide Inc., September 22, 2026

Highlights from the Q3 2026 report include:

Canna Cabana leads Canada in cannabis retail brand awareness

Nationally, 36% of cannabis consumers surveyed were aware of Canna Cabana, the highest result among all retailers measured. This represents an increase from 29% in Q3 2025 and 11% in Q4 2021, when the Company launched its discount club model. The next-ranked retailer in Q3 2026 was Fire & Flower, with 25% awareness.

Canna Cabana ranks first across every regional market measured

Canna Cabana recorded the highest brand awareness among cannabis retailers in every regional market included in the report: British Columbia, Alberta, Manitoba/Saskatchewan, Ontario, Quebec and the Maritimes. Awareness was highest in Alberta at 55%, followed by Ontario at 42% and Manitoba/Saskatchewan at 37%.

Nearly one in four consumers shops most often at Canna Cabana

Nationally, 23% of consumers surveyed identified Canna Cabana as the cannabis retailer at which they shop most often, more than twice the 11% recorded by the next-ranked retailer.

Canna Cabana's result increased from 17% in Q3 2025, a gain of six percentage points year over year. The report also found that Canna Cabana widened its lead over competing retailers during Q3 2026.

Canna Cabana attracts the highest proportion of daily cannabis consumers

Canna Cabana was the most-cited primary retailer among daily cannabis consumers: 27% named it as the store they shop at most often, the highest share of any retailer in the report. Daily consumers also made up 37% of Canna Cabana's primary shoppers.

"When we launched our discount club model in 2021, we believed that delivering exceptional value could fundamentally change how Canadians shop for cannabis. Today, Canna Cabana's national brand awareness stands at 36%, compared with 11% at launch, and nearly one in four consumers surveyed names us as the retailer they shop most often. Alongside our record third-quarter financial results, this is a powerful affirmation of the strategy we have pursued," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"We have built this position by giving consumers a compelling reason to choose Canna Cabana on every visit. Our ELITE and Cabana Club members, together with our store teams, are at the heart of this progress. Their loyalty and commitment have helped us build Canada's most recognized cannabis retail brand, and our ambition continues to grow. We see substantial opportunity ahead to reach more consumers, strengthen our competitive position and grow with the same discipline that brought us here," added Mr. Grover.

EMPLOYEE STOCK OPTIONS GRANT

In addition, High Tide announces the grant of 103,000 incentive stock options (the "Options") to various employees of the Company. Each Option is exercisable at the closing price of the Company's common shares listed on the TSX Venture Exchange (the "TSXV") based on the last trading day immediately prior to this press release, expires three years from the date of grant, and vests over a two-year period. Each Option is exercisable to purchase one common share of the Company and are being issued pursuant to the terms of the Company's Omnibus Plan, which became effective on June 2, 2022.

ABOUT HIGH TIDE

High Tide Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 232 domestic and 1 international location. The Company's Canadian bricks-and-mortar operations span British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario. Excluding British Columbia, where store counts are capped at 8, the Company holds a growing 14% share of the market. In 2021, Canna Cabana became the first cannabis discount club retailer in the world. In 2025, the Company became the first North American cannabis operator to launch a bricks-and-mortar presence in Germany. The Company also owns and operates multiple global e-commerce platforms offering accessories and hemp-derived products.

Medical Cannabis Distribution: Remexian Pharma GmbH is a leading German pharmaceutical company, with a 10.5% share of the German medical cannabis market, built for the purpose of importation and wholesale of medical cannabis products at affordable prices. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe and is licensed to import from 19 countries including Canada.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2025 for the fifth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange (the "TSXV") in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Omar Khan
Chief Communications and Public Affairs Officer
High Tide Inc.
omar@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 06:00e 22-SEP-26